UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Financial Group and The Bank of Tokyo-Mitsubishi UFJ

Complete Acquisition of All Outstanding Shares of UnionBanCal

Tokyo, November 5, 2008 – Mitsubishi UFJ Financial Group, Inc. (MUFG) and its wholly owned subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) announced that MUFG and BTMU has successfully acquired all of the outstanding shares of UnionBanCal Corporation (UNBC). The acquisition of the shares was consummated through a cash tender offer followed by a second-step merger and, as a result, UNBC has become a wholly owned indirect subsidiary of MUFG.

All outstanding shares of UNBC common stock not previously purchased and accepted for payment in the tender offer (other than shares with respect to which appraisal rights have been properly exercised) have now been converted into the right to receive $73.50 per share in cash (the same price paid in the tender offer). The paying agent for the merger will mail to the remaining former registered shareholders of UNBC materials necessary to exchange their former UNBC shares for such payment. As a result of the merger, UNBC’s common stock will be delisted and will cease to trade on the New York Stock Exchange.

Remaining former shareholders of UNBC with questions regarding their former shares should call Innisfree M&A Incorporated at +1-888-750-5834.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950